

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2011

John P. Murray
Chief Financial Officer
Wilhelmina International, Inc.
200 Crescent Court
Suite 1400
Dallas, TX 75201

> **Re:** **Wilhelmina International, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2009**
> **Filed March 31, 2010**
> **File No. 000-28536**

Dear Mr. Murray:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Kevin Woody
Branch Chief